UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 8, 2008

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

8 September 2008

To:
The Company Announcements Office
Australian Securities Exchange|
530 Collins Street
Melbourne VIC 3000

London Stock Exchange

cc:
New York Stock Exchange
JSE Limited
Swiss Stock Exchange
Deutsche Bank
UBS Zurich

Letter to BHP Billiton Shareholders

Please find attached a letter from the Chairman of BHP Billiton to shareholders providing an update on a number of developments in the Company.

Fiona Smith
Deputy Company Secretary

__________________________________________________________________________________________________________________________

8 September 2008

Dear Shareholder,

Following the release of our 2008 results I thought that it was timely to send you this brief update on a number of positive developments for your company.

Strong Financial Results

You will have seen by now our outstanding results for our last fiscal year (to June 2008) as presented by our senior management team on 18 August 2008. Our attributable profit was US$15.4 billion, up 12.4% on our last fiscal year. This reflects not only the robust demand for our products and strong prices, but more importantly our excellent operating performance, particularly in delivering new volume and on containing costs in what has been an inflationary cost environment for the mining industry.

That our people delivered such an excellent result at a time when there are many challenges is a testament to their skill and focus, and the leadership of your CEO, Marius Kloppers, and his leadership team.

These results have enabled us to declare a final dividend of 41 US cents per share, bringing the 2008 full year dividend to 70 US cents per share. This represents an annual dividend increase of 49 per cent over last year and 150 per cent over the past three years. The significant upwards rebasing of the final dividend will form the starting reference point for future periods, and is a sign of the Board's confidence in the medium term outlook and the ability of the business to consistently deliver future earnings and cash flow.

Attached to this letter are some of the key financial measures showing BHP Billiton's sustained performance since the merger in 2001, a record of which we are very proud.

New Production and New Projects

During the last 12 months your management team has brought into production 11 major new projects in oil and gas, iron ore, nickel, copper and diamonds. For our petroleum division this amounts to additional production capacity of 170,000 barrels of oil per day and 97 million cubic feet of gas per day. For our mineral products, these projects deliver additional production capacity of 21 million tonnes of iron ore, 58,000 tonnes of nickel and 70,000 tonnes of copper to our customers around the world.

We also currently have another 16 projects under development representing a total capital cost of US$12.4 billion. In every case, these projects were approved by the Board after extensive review and analysis confirmed in the Board's view that each should deliver material increased value for the company and meet our return on capital requirements.

Sustainable Development

We are conscious of the need to deliver resources to the world in an environmentally and socially responsible manner. Climate change is an issue of particular relevance to the mining industry and I want to assure you that BHP Billiton is committed to playing a constructive role. As well as exploring ways to reduce the emissions associated with our businesses, we are working with governments, industry associations and other stakeholders to address this global challenge. Along with others, we are leading efforts in the coal industry to push the commercialisation of technologies capable of reducing, very significantly, CO2 emissions from the use of coal.

We have maintained our commitment to invest 1 per cent of our pre-tax profit on a three year rolling average in community programs. During the past financial year our contribution totalled US$141 million with the majority committed to projects aimed at improving the health, education, socio-economic and environmental outcomes in our host communities.

We are also proud of our Matched Giving Program which enables our employees to direct a proportion of our community expenditure to programs they chose to support themselves on a dollar for dollar basis. During the past financial year we matched US$4.8 million dollars in employee contributions (donations, fundraising or volunteer time) to over 1,000 charities.

Olympics and Paralympics

BHP Billiton is a major sponsor of both the Beijing Olympic Games and the Paralympic Games. These are global events, and an opportunity for us to contribute back to the global community. Not only did BHP Billiton operations provide all of the gold, silver and copper from which the Olympic and Paralympic medals were made, but our local employees in various countries in which we operate have been very active in providing pre-Games support for their local athletes' participation.

We pay tribute to the performance of all participating athletes in the Olympics who have now returned to their countries and communities as Olympic heroes, and wish the best of luck to those competing in the Paralympic Games.

Offer for Rio Tinto

Since making our proposal to acquire Rio Tinto in February 2008 we have continued to progress our offer in a number of ways. We have:

  commenced the process of seeking approval from the various regulatory authorities whose approval is required to satisfy the pre-conditions of our offer;

  given several major presentations on our businesses to shareholders and investors, which can be found in the Investors and Media' section of our website;

  been meeting regularly with our institutional shareholders, and been meeting with a large number of individual shareholders, stockbrokers and people in the financial services industry.

The theme for these meetings and presentations has been to highlight the outstanding track record of BHP Billiton, provide some further insight into our Tier 1 asset portfolio and our future growth opportunities and to explain the benefits that could be shared by both sets of shareholders from the combination of the two companies.

Our recent results highlight the strength of BHP Billiton's diversified portfolio of assets in a world in which the growth in demand for natural resources is continuing. The combination of BHP Billiton and Rio Tinto would enhance the ability to supply those natural resources to customers and create an organisation without comparison in the natural resources industry in terms of strategy, asset mix and quality, and culture. Your Board believes the combination of BHP Billiton and Rio Tinto will benefit the shareholders of both companies.

We continue to expect that the regulatory review process will be completed by around the end of the 2008 calendar year. This may seem to some to be a very slow process, but let me assure you that this timeframe is not unusual for a transaction of this nature. Following satisfaction or waiver of the pre-conditions, we will send formal offer documents and acceptance forms to Rio Tinto shareholders and convene an Extraordinary General Meeting at which BHP Billiton's shareholders will have the opportunity to approve, among other things, the offer for Rio Tinto.

We will keep you informed on developments in relation to our offer for Rio Tinto. In the meantime we continue to focus on our operations and business performance in order to maximise value for our shareholders.

Other Information

Also enclosed with this letter is a summary of some of the key investor presentations and themes given over the past few months, which we hope you will find of interest.

We have an outstanding portfolio of businesses and each is extremely well positioned to capitalise on the strength of the markets in which they operate. We have a great company as it is today and we are confident we will continue to grow strongly.

Should you have any questions please do not hesitate to either contact our investor relations department on investor.relations@bhpbilliton.com, visit our website at www.bhpbilliton.com or contact our dedicated shareholder help line on the numbers shown on the reverse of this letter.

Yours sincerely,

Don Argus
Chairman

DISCLAIMER

The directors of BHP Billiton Limited and BHP Billiton Plc ("BHP Billiton") accept responsibility for the information contained in this document. Having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the document or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith. Information about Rio Tinto plc and Rio Tinto Limited ("Rio Tinto") is based on public information which has not been independently verified.

This document is for information purposes only and does not constitute or form part of any offer for sale or issue of any securities or an offer or invitation to purchase or subscribe for any such securities, nor shall it or any part of it be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements). No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom. The distribution of this document in certain jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and such other documents or materials are made available to the recipients thereof solely on the basis that they are persons falling within the ambit of Section 273(1)(b) of the Securities and Futures Act (Chapter 289) of Singapore and may not be relied upon by any person other than shareholders of BHP Billiton in connection with the offer of BHP Billiton Shares as consideration for the acquisition of Rio Tinto Shares by BHP Billiton Limited for any purpose. The offer of BHP Billiton Shares will not be made with a view to any or all BHP Billiton Shares being subsequently offered for sale in Singapore within six months after the allotment of such BHP Billiton Shares. Recipients of this document, and any other document or material in connection thereto, in Singapore shall not reissue, circulate or distribute this document or any part thereof in any manner whatsoever to any person in Singapore.

Certain statements in this document are forward-looking statements (including statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as "intends," "expects," "anticipates," "targets," plans," "estimates" and words of similar import.) These statements are based on current expectations and beliefs and numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions, expectations and beliefs may or may not prove to be correct and by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially.

Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements include, but are not limited to, BHP Billiton's ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto's willingness to enter into any proposed transaction, the successful completion of any transaction, and the risk factors discussed in BHP Billiton's and Rio Tinto's filings with the U.S. Securities and Exchange Commission ("SEC") (including in Annual Reports on Form 20-F) which are available at the SEC's website (http://www.sec.gov). Save as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited, BHP Billiton undertakes no duty to update any forward-looking statements in this document.

No statement concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this document should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.

References in this document to "$" are to United States dollars unless otherwise specified.

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the SEC a Registration Statement (the "Registration Statement"), which will contain a prospectus (the "Prospectus"), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 8 September 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary